06007534

FR
414

AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 27 2006
WASH. D.C. 199 SECTION

SEC FILE NUMBER
8- 66921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TVA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 THEORY, SUITE 200
(No. and Street)

IRVINE (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot Reiff (949)-679 2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUAR MILNER REEHL & WILLIAMSON, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Suite 300 (Address) NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Elliot B. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TVA CAPITAL, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YOON SOOK KIM
Commission # 1412563
Notary Public - California
Orange County
My Comm. Expires Apr 20, 2007

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TVA CAPITAL, LLC

REPORT PURSUANT TO RULE 17A-5 (D) WITH INDEPENDENT AUDITORS' REPORT

December 31, 2005

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

Squar Milner Corporate Diligence Services, GP

To the Board of Directors and Members
TVA Capital, LLC

We have audited the accompanying statement of financial condition of TVA Capital, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' capital (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the period January 1, 2005 (Inception) through December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA Capital, LLC as of December 31, 2005, and the results of its operations and cash flows for the period January 1, 2005 (Inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company commenced operations in 2005, has suffered negative cash flow from operations and has incurred net losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The accompanying financial statements do not include any adjustments relating to this uncertainty.

Squar Milner Reehl & Williamson, LLP

March 3, 2006
Newport Beach, California

TVA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Current assets:	
Cash	$ 15,824
Fees receivable	18,260
Prepaid expenses	1,346
Total assets	$ 35,430

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:	
Accounts payable and accrued expenses	$ 4,011
Interest payable to members	1,961
Deferred revenue	6,326
Total current liabilities	12,298
Long term liabilities:	
Subordinated notes payable to members	33,000
Total liabilities	45,298
Members' deficit	(9,868)
Total liabilities and members' deficit	$ 35,430

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC
STATEMENT OF OPERATIONS
For the Period January 1, 2005 (Inception) through December 31, 2005

Revenues:	
Advisory fees	$ 77,234
Operating expenses:	
Regulatory fees	5,654
Professional fees	15,000
General and administrative	66,748
Total operating expenses	87,402
Net loss	$ (10,168)

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL (DEFICIT)
For the Period January 1, 2005 (Inception) through December 31, 2005

Inception – January 1, 2005	$ –
Capital contributions	300
Net loss	(10,168)
Balance – December 31, 2005	$ (9,868)

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Period January 1, 2005 (Inception) through December 31, 2005

Subordinated Borrowings at Inception – January 1, 2005	$ –
Increases:	
Issuance of subordinated notes	33,000
Decreases:	
Payments of subordinated notes	–
Subordinated Borrowings at December 31, 2005	$ 33,000

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC
STATEMENT OF CASH FLOWS
For the Period January 1, 2005 (Inception) through December 31, 2005

Cash flows from operating activities:	
Net loss	$ (10,168)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Fees receivable	(18,260)
Prepaid expenses	(1,346)
Interest payable to members	1,961
Deferred revenue	6,326
Accounts payable and accrued expenses	4,011
Net cash used by operating activities	(17,476)
Cash flows from financing activities:	
Loans from members	33,000
Capital contributions	300
Net cash provided by financing activities	33,300
Net increase in cash	15,824
Cash, beginning of period	-
Cash, end of period	$ 15,824
Supplemental cash flow information:	
Interest paid	$ -
Taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

TVA Capital, LLC ("Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company received approval from the NASD to commence business transactions on August 30, 2005. The Company is a California limited liability company formed on January 1, 2005 (inception). The Company acts as an agent in the offering of private debt or equity placements for early stage companies seeking growth capital. Private placements would be offered to U.S. or foreign institutions and accredited investors, as defined under Regulation D of the Securities and Exchange Commission ("SEC"). The Company also provides fee-based consulting and mentoring services, introductions to resource providers or to sources of non-equity, non-debt capital on a commission basis.

The Company does not provide investment advisory services and is not registered as an investment advisor. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, among others, the collectibility of receivables. Actual amounts could materially differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "*Disclosures About Fair Value of Financial Instruments*", requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

At December 31, 2005, management believes that the carrying amounts of cash, receivables, and accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

It is not practical to estimate member notes of interest payable due to their related party nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company does not have any cash equivalent at December 31, 2005.

Concentrations

The Company currently maintains substantially all of its cash with a financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash in bank balances did not exceed the FDIC limit at December 31, 2005.

Revenue Recognition

The Company receives advisory retainer fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes these fees as revenue as the services are provided. The agreements require substantial delivery of services to the client in the first sixty days of the term; accordingly, a significant portion of retainer fees received are recognized as income during that period. The remaining fees are recognized as income ratably in the remaining period of the agreement on a straight-line basis. Deferred revenue represents retainer fees received but attributable to the unexpired portion of the respective agreements as of December 31, 2005.

Liquidity Matters and Plans for 2006

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had net losses of $10,168 and negative cash flows from operations of $17,476. In addition, funds needed for operations may not be met with available cash. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has a number of transactions currently in the market that may close and generate success fees in 2006. In addition, the Company has plans to enter the Direct Participation Product business through an affiliation with Granite Financial. The

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity Matters and Plans for 2006 (continued)

Company also plans to engage in a number of PIPE transactions in which its public company clients will receive equity from selected capital sources.

There can be no assurance that the Company will be successful in closing these transactions and generating revenues, maintaining revenues at levels sufficient to generate operating profits, or that additional capital will be available to the Company or, if available, that the terms will be satisfactory. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. No provision has been made for income taxes in the accompanying financial statements since such taxes are the responsibility of the Company's respective members.

3. SUBORDINATED NOTES PAYABLE

The Company has existing notes payable to its members totaling $33,000 as of December 31, 2005. These loans bear interest at 10% per annum and mature on April 30, 2010 with respect to $10,500 of the balance, and on June 30, 2010 with respect to the remaining $22,500. The proceeds received from these notes were used for working capital purposes. Interest payable on these promissory notes as of December 31, 2005 totaled $1,961.

Pursuant to the note agreements, the obligations of the Company with respect to the payment of the principal and interest on these notes shall be subordinate in right of payment to all claims of existing and future creditors of the Company for matters occurring prior to the notes' maturity dates.

At the option of the Company, payment of all or any part of the notes payable prior to maturity date may be made by the Company only upon receipt of the prior written approval of the NASD, but in no event may any prepayment be made within one year.

Consistent with the provisions of 17 CFR240.15c3-1, subordinated notes from owners may be included as regulatory net capital when such notes are approved by NASD. As of December 31, 2005, NASD has approved subordinated notes totaling $10,500. The Company is in the process of obtaining NASD approval for the remainder of the subordinated notes.

4. RELATED-PARTY TRANSACTIONS

The Company shares office facilities with The Technology Venture Alliance, Inc. ("Alliance"), a related party. The Company entered into an agreement with Alliance, whereby the latter provides facility and administrative support to the Company, on a monthly basis, for expenses such as rent, utilities and manpower based on percentage of shared office space and headcount of personnel. Payments made to Alliance for the year ended December 31, 2005 totaled $56,725, which is included in general and administrative expenses.

The Company also paid a total of $15,000 to Angel Strategies, LLC, a related party, for consulting services for the year ended December 31, 2005, which is included in professional fees.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. In the computation of the net capital requirements, NASD's approved subordinated loans can be used as additional capital. The Company is in the process of obtaining NASD approval for an additional $22,500 of subordinated loans from members.

At December 31, 2005, the Company had a regulatory net deficit of $18,974, which was $23,974 short of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was (2.39) to 1. Consequently, at December 31, 2005, the Company was not in compliance with the requirements of Rule 15c3-1.

As of December 31, 2005, NASD had approved $10,500 of subordinated loans from members.

SUPPLEMENTARY INFORMATION

TVA CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2005

Net capital:	
Members' deficit	$ (9,868)
Additions:	
Approved subordinated loans	10,500
Deductions:	
Accounts receivable, net	(18,260)
Prepaid expenses	(1,346)
Regulatory deficit	(18,974)
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	(5,000)
Additional required capital	$ (23,974)
Total aggregate indebtedness	$ 45,298
Ratio of aggregate indebtedness to net deficit	(2.39)

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 13,544
Unapproved subordinated loans by NASD	(22,500)
Audit adjustments:	
Accounts payable and accrued expenses	(1,731)
Interest payable	(1,961)
Deferred revenue at year end	(6,326)
Regulatory deficit – December 31, 2005	$ (18,974)

1. COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 at December 31, 2005.

2. INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 at December 31, 2005.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

Squar Milner Corporate Diligence Services, GP

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

To the Board of Directors and Members
TVA Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of TVA Capital, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Reehl & Williamson, LLP

March 3, 2006
Newport Beach, California